EXHIBIT 21.01

SOUTHWEST GAS CORPORATION

LIST OF SUBSIDIARIES OF THE REGISTRANT

AT DECEMBER 31, 2003

SUBSIDIARY NAME	STATE OF INCORPORATION OR ORGANIZATION TYPE
LNG Energy, Inc.	Nevada
Paiute Pipeline Company	Nevada
Northern Pipeline Construction Co.	Nevada
Southwest Gas Transmission Company	Partnership between
Southwest Gas Corporation
and Utility Financial Corp.
Southwest Gas Capital II, III, IV	Delaware
Utility Financial Corp.	Nevada
Black Mountain Gas Company	Minnesota